UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

On May 16, 2025, Codere Online Luxembourg, S.A. (the “Company”) received a staff determination letter (the "Letter"), from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company of the determination from the Nasdaq Staff (the "Staff") to delist the Company's securities from The Nasdaq Stock Market, given the Company had not filed its Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) in accordance with continued Listing Rule 5250(c)(1) (the “Public Reports Rule”). As previously reported, the Company’s delay in filing its Form 20-F is due to the fact that the finalization of the audit of the Company’s financial statements for the year ended December 31, 2024 has taken longer than expected following the engagement of the Company’s new independent registered public accounting firm on December 31, 2024 and the Company’s diligent efforts to finalize the Form 20-F for the year ended December 31, 2023, which the Company filed on May 1, 2025.

On May 22, 2025, following receipt of the Letter, the Company requested both a hearing to review the delisting determination (the “Hearings Panel”) and a further stay of suspension of trading (beyond the 15-day period automatically granted after requesting a hearing) through the duration of the hearing process. The Hearings Panel will review the request of an extended stay and notify the Company of its determination as soon as practicable, but in any event no later than 15 calendar days following the deadline to request the hearing. Until the Hearings Panel makes a determination regarding the stay request, the Company’s securities will continue to trade on Nasdaq.

The Company continues to work diligently to complete and file with the Securities and Exchange Commission (“SEC”) the 2024 Form 20-F and believes it will be able to do so, thereby regaining compliance with the Public Reports Rule, on or prior to May 30, 2025, ahead of any hearing, and in any event within the extension period the Company plans to seek from the Hearings Panel.

The Company issued a press release announcing the receipt of the Letter and its submission of an appeal, which is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release of Codere Online Luxembourg, S.A. dated May 22, 2025 - Codere Online Receives Delisting Notice from Nasdaq and Submits Appeal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: May 22, 2025	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer